Exhibit 99.3

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (Eastern Daylight Time) on June 23, 2023 for action to be taken.

2023 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Polestar Automotive Holding UK PLC (the “Company”)

ADS CUSIP No.:	731105201.*

ADS Record Date:	May 23, 2023.

Meeting Specifics:	Annual General Meeting to be held on 28th June 2023 at 12:00 p.m. (British Summer Time) (the “AGM”).

Meeting Agenda:	Please note that the Notice of AGM is posted on the Company’s website at:

https://investors.polestar.com/corporate-governance/annual-general-meeting.

Depositary:	Citibank, N.A.

Deposit Agreement:	Deposit Agreement, dated as of June 23, 2022, by and among the Company, the Depositary,

and all Holders and Beneficial Owners of ADSs.

Deposited Securities:	Class A Ordinary Shares of the Company (“Shares”).

Custodian:	Citibank, N.A. (London).

* CUSIP no. is provided as a convenience only and without any liability for accuracy.

The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement and identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the AGM (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that under the Articles of Association of the Company as in effect on the date of the Deposit Agreement, voting at any meeting of shareholders of the Company is by poll.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs accordance with the voting instructions timely received from the Holders of ADSs.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted. An explanation of each of the proposed resolutions can be found in the Company’s Notice of AGM.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

RESOLUTIONS

Ordinary Resolutions

Resolution 1:	Report and accounts - To receive the Company’s annual report and audited financial statements for the period ended 31 December 2022.
Resolution 2:	Directors’ remuneration report - To receive and approve the Directors’ Remuneration Report for the period ended 31 December 2022.
Resolution 3:	Remuneration policy - To receive and approve the Remuneration Policy.
Resolution 4:	Election of director - To elect Mr Thomas Ingenlath as a Director.
Resolution 5:	Election of director - To elect Mr Donghui (Daniel) Li as a Director.
Resolution 6:	Election of director - To elect Mr David Richter as a Director.
Resolution 7:	Reappointment of auditor - To appoint Deloitte LLP and Deloitte AB (together, the Auditor) as auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the shareholders.
Resolution 8:	Remuneration of auditor - To authorise the Audit Committee to determine the remuneration of the Auditor.
Special Resolutions
Resolution 9:	Purchase of own shares - That, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of Ordinary Class A Shares of 0.01 cents each in the capital of the Company provided that:

(i)  the maximum number of Ordinary Class A shares hereby authorised to be purchased is 70,156,338;

(ii)   the minimum price (exclusive of expenses) which may be paid for each Ordinary Class A share is 0.01 cents per share;

(iii)  the maximum price (exclusive of expenses) which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, the higher of (a) an amount equal to 105% of the average of the middle market quotations of an ordinary share of the Company derived from the Nasdaq Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased and (b) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share on the trading venue where the purchase is carried out; (iv) the authority hereby conferred shall expire at the close of the AGM in 2024 or 18 months from the date of this resolution (whichever is earlier) (unless previously renewed, varied or revoked by the Company in general meeting); and

(iv)  during the relevant period the Company may make a contract to purchase ordinary shares under this authority prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority had not expired.

Resolution 10:	Notice of general meetings - To authorise the calling of general meetings of the Company (not being an annual general meeting) by notice of at least 14 clear days.

The Company has advised the Depositary that its Board unanimously recommends a vote FOR all resolutions, as they intend to do in respect of their own beneficial shareholdings in the Company.

A	Issues Polestar Automotive Holding UK PLC

	For	Against	Abstain
Ordinary Resolutions
Resolution 1	☐	☐	☐
Resolution 2	☐	☐	☐
Resolution 3	☐	☐	☐
Resolution 4	☐	☐	☐
Resolution 5	☐	☐	☐
Resolution 6	☐	☐	☐
Resolution 7	☐	☐	☐

	For	Against	Abstain
Resolution 8	☐	☐	☐
Special Resolutions
Resolution 9	☐	☐	☐
Resolution 10	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an Issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked Issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an Issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such Issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

/ /